SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the month of August 2012

Commission File Number 001-33535

China Kanghui Holdings

(Translation of Registrant’s Name Into English)

No.1-8 Tianshan Road, Xinbei District

Changzhou, Jiangsu Province 213022, People’s Republic of China

(86-519) 8519-5556

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒        Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Kanghui Holdings

By:	/S/ JUNWEN WANG
Name:	Junwen Wang
Title:	Chief Financial Officer

Date: August 21, 2012

China Kanghui Holdings Reports Second Quarter 2012 Financial Results

2Q12 Net Revenue Increased 23.6% Year-Over-Year

2Q12 Net Income Increased 24.7% Year-Over-Year

CHANGZHOU, August 21, 2012 – China Kanghui Holdings (NYSE: KH) (“Kanghui” or the “Company”), a leading domestic developer, manufacturer and marketer of orthopedic implants in China, today announced its unaudited financial results for the second quarter of 2012.

Second Quarter 2012 Highlights

•	Total net revenue for the second quarter of 2012 increased by 23.6% year-over-year to RMB101.1 million from RMB81.8 million in the corresponding period of the prior year.

•	Gross profit for the second quarter of 2012 increased by 24.0% year-over-year to RMB71.9 million from RMB58.0 million in the corresponding period of the prior year.

•	Operating income for the second quarter of 2012 increased by 27.3% year-over-year to RMB38.7 million from RMB30.4 million in the corresponding period of the prior year.

•	Net income attributable to Kanghui for the second quarter of 2012 increased by 24.7% year-over-year to RMB34.8 million from RMB27.9 million in the corresponding period of the prior year.

•	Non-GAAP[1] net income for the second quarter of 2012 increased by 33.0% year-over-year to RMB39.1 million from RMB29.4 million in the corresponding period of the prior year.

[1]

All non-GAAP measures exclude share-based compensation expenses. For further details on non-GAAP measures, please refer to the reconciliation tables and a detailed discussion of the Company’s use of non-GAAP information set forth elsewhere in this press release.

[2]

This announcement contains translations of certain Renminbi (“RMB”) amounts into US dollars (“$”) at specified rates solely for the convenience of readers. Unless otherwise noted, all translations from Renminbi to US dollars as of and for the quarter ended June 30, 2012 were made at the noon buying rate of RMB6.3530 to $1.00 on June 29, 2012 in the City of New York for cable transfers in Renminbi per US dollar as certified for customs purposes by the Federal Reserve Bank of New York. The Company makes no representation that the Renminbi or US dollar amounts referred to in this press release could have been or could be converted into US dollars or Renminbi, at any particular rate or at all.

[3]	Each of the Company’s American Depositary Shares (“ADS”), which are traded on New York Stock Exchange, represents six of the Company’s ordinary shares.

Mr. Libo Yang, Chief Executive Officer of the Company, stated, “We are delighted that Kanghui’s second quarter marked another strong performance. Growth from trauma and spine sales remained robust, and we further expanded our product offerings by launching our joint reconstruction product into the international markets, while adding another new spine product exclusively marketed in China. Domestic sales were strong, as we continued to gain momentum throughout China. With unabated strong demand and promising new product launches, we believe we are well positioned for sustained success going forward.”

Ms. Sarah Wang, Chief Financial Officer of Kanghui, commented, “I am proud that Kanghui delivered our eighth consecutive strong quarter since its initial public offering, with our first-ever quarter of recording over RMB 100 million in net revenue. Our outstanding growth in net revenue, along with double-digit growth in key operating metrics, exemplify the strength of our business model. Benefiting from the strong domestic sales of our proprietary products, our gross profit margins continued to exceed expectations, and as we build on this positive momentum, we are incrementally more confident in outlook for the remainder of 2012.”

Second Quarter 2012 Financial and Operating Results

Net revenue increased by 23.6% year-over-year to RMB101.1 million ($15.9 million)2 in the second quarter of 2012 from RMB81.8 million in the corresponding period of the prior year.

Net revenue by product category:

Net revenue from trauma products increased by 25.3% year-over-year to RMB59.5 million ($9.4 million) in the second quarter of 2012 from RMB47.5 million in the corresponding period of the prior year. Net revenue from spine products increased by 24.3% year-over-year to RMB32.7 million ($5.1 million) in the second quarter of 2012 from RMB26.3 million in the corresponding period of the prior year. Net revenue from OEM products increased by 11.3% year-over-year to RMB8.9 million ($1.4 million) in the second quarter of 2012 from RMB8.0 million in the corresponding period of the prior year. Joint Reconstruction products initialed sales in June, and generated net revenue of RMB102,000 ($16,000) in the second quarter of 2012.

Net revenue by geographic markets:

Domestic sales of proprietary products increased by 34.7% year-over-year to RMB77.6 million ($12.2 million) in the second quarter of 2012 from RMB57.6 million in the corresponding period of the prior year, while international sales of proprietary products decreased by 8.7% year-over-year to RMB14.7 million ($2.3 million) in the second quarter of 2012 from RMB16.1 million in the corresponding period of the prior year. The decrease in international sales was primarily attributable to the Company’s strategic shift in production to fulfill the strong domestic orders, as well as lower sales in the Middle East due to the region’s political instability.

[4]

Beginning in the first quarter 2012, in accordance with Accounting Standards Update 2011-05, the Company is presenting other comprehensive income and its components in the unaudited condensed consolidated Statement of Comprehensive Income. Other comprehensive income mainly consists of currency translation adjustments relating to the translation of our subsidiaries’ financial statements from their functional currency to our reporting currency, which is in the United States dollar. The functional currency of our main subsidiaries in China is the RMB.

In the second quarter of 2012, cost of revenue increased by 23.2% year-over-year to RMB29.2 million ($4.6 million) from RMB23.7 million in the corresponding period of the prior year. Gross profit increased by 24.0% year-over-year to RMB71.9 million ($11.3 million) in the second quarter of 2012 from RMB58.0 million in the corresponding period of the prior year. Gross margin for the second quarter of 2012 was 71.1%, compared to 71.0% in the corresponding period of the prior year.

Selling expenses decreased by 1.7% year-over-year to RMB11.6 million ($1.8 million) in the second quarter of 2012 from RMB11.8 million in the corresponding period of the prior year. General and administrative expenses increased by 28.4% year-over-year to RMB18.1 million ($2.8 million) in the second quarter of 2012 from RMB14.1 million in the corresponding period of the prior year. Research and development expenses increased by 88.9% year-over-year to RMB3.4 million ($0.5 million) in the second quarter of 2012 from RMB1.8 million in the corresponding period of the prior year.

Operating income increased by 27.3% year-over-year to RMB38.7 million ($6.1 million) in the second quarter of 2012 from RMB30.4 million in the corresponding period of the prior year. Operating margin increased to 38.3% in the second quarter of 2012 from 37.2% in the corresponding period of the prior year.

Income tax expense in the second quarter of 2012 was RMB6.5 million ($1.0 million), representing an effective tax rate of 15.8%, compared to an income tax expense of RMB3.8 million, and an effective tax rate of 12.0% in the corresponding period of the prior year.

Net income attributable to China Kanghui Holdings was RMB34.8 million ($5.5 million) in the second quarter of 2012, representing a year-over-year increase of 24.7% from RMB27.9 million in the corresponding period of the prior year. On a diluted per ADS3 basis, the Company reported net income per diluted ADS of RMB1.33 ($0.21) in the second quarter of 2012, compared to a net income per diluted ADS of RMB1.09 in the corresponding period of the prior year.

Non-GAAP net income, which excludes share-based compensation expenses, increased by 33.0% to RMB39.1 million ($6.2 million) from RMB29.4 million in the corresponding period of the prior year. The Company reported non-GAAP net income per diluted ADS of RMB1.50 ($0.24) in the second quarter of 2012, compared to a non-GAAP net income per diluted ADS of RMB1.11 in the corresponding period of the prior year.

During the second quarter of 2012, the Company had a weighted average diluted share count of 156.3 million shares (equivalent to 26.1 million ADSs), compared to 153.7 million shares (equivalent to 25.6 million ADSs) in the corresponding period of the prior year.

Balance Sheet

As of June 30, 2012, the Company had cash and cash equivalents of RMB432.1 million ($68.0 million), compared to RMB380.1 million as of December 31, 2011. As of June 30 2012, the Company held short-term investments of RMB10.3 million ($1.6 million), compared to RMB77.0 million as of December 31, 2011.

Business Outlook

Mr. Yang added, “Our solid performance in the first half of 2012 and the recent successful new product launches have set the stage for continued success in the remainder of 2012, providing us with greater comfort in our top line forecast. Moreover, reflecting on our strong gross margins and continuing discipline in optimizing operations and controlling overhead costs, we are slightly raising our full year 2012 guidance for Non-GAAP net income.”

The Company narrows its total net revenue outlook for full year 2012 to be in the range of RMB395 million to RMB403 million, which represents year-over-year growth of 20.8% to 23.3%. The Company raises its full year 2012 non-GAAP net income to a range of RMB149 million to RMB154 million, from its prior expectation of RMB146 million to RMB153 million.

This guidance is based on the current market conditions and reflects the Company’s current and preliminary estimates of market and operating conditions and customer demand, which are all subject to change.

Non-Cash Share-Based Compensation Expenses

The Company recognized non-cash share-based compensation expenses of RMB4.4 million ($0.7 million) in the second quarter of 2012.

The Company classified these non-cash share-based compensation expenses in its costs of revenue, selling expenses, general and administrative expenses as well as in research and development expenses. The break out of these expenses per line item is provided in the financial tables attached to this press release.

The Company has provided a non-GAAP presentation of results, which excludes the non-cash share-based compensation expenses. Please refer to the non-GAAP presentation provided in the appendix for a year-over-year comparison of non-cash share-based compensation expenses. The Company believes that this non-GAAP presentation is a helpful tool for the Company to plan and forecast future periods and both management and investors benefit from referring to such non-GAAP presentation in assessing the performance of the Company.

Conference Call

Kanghui will hold a corresponding conference call and live webcast at 8:00 a.m. ET (8:00 p.m. Beijing Time) on Wednesday, August 22, 2012 to discuss second quarter 2012 results and answer questions from investors. Listeners may access the call by dialing:

US Toll Free:	1-866-519-4004
US Toll/International:	1-718-354-1231
Hong Kong Toll Free:	800-930-346
Hong Kong Toll:	852-2475-0994
China Toll Free:	800-819-0121
China Toll Free (Mobile):	400-620-8038
Conference ID:	12464049

A replay of the webcast will be accessible through August 29, 2012 on http://ir.kanghui.com or by dialing:

United States toll free:	1-866-214-5335
US Toll/International:	1-718-354-1232
Passcode:	12464049

About China Kanghui Holdings

Founded in 1997, Kanghui is a leading domestic developer, manufacturer and marketer of orthopedic implants in China. The Company offers a wide array of proprietary orthopedic implant products in trauma, spine and joint reconstruction, and has an extensive nationwide network of distributors for its products in China, as well as in 29 other countries, as of June, 30, 2012. Kanghui has strong research and development capabilities, focused on developing new proprietary products and product lines, and enhancing existing products and product lines. For more information, please visit www.kanghui.com.

Use of Non-GAAP Financial Measures

The Company has included non-GAAP financial measures in this press release. Non-GAAP financial measures are defined as GAAP gross profit excluding non-cash share-based compensation expenses, operating income excluding non-cash share-based compensation expenses, net income excluding non-cash share-based compensation expenses, net margin excluding non-cash share-based compensation expenses, basic earnings per share and per ADS excluding non-cash share-based compensation expenses, and diluted earnings per share and per ADS excluding non-cash share-based compensation expenses. The Company believes that management and investors benefit from referring to the non-GAAP financial measures in assessing the performance of the Company and when planning and forecasting future periods. These non-GAAP operating measures are useful for understanding and assessing underlying business performance and operating trends. The use of non-GAAP financial measures has limitations and readers should not consider non-GAAP financial measures in isolation from or as alternatives to consolidated financial metrics prepared in accordance with U.S. GAAP. Readers are encouraged to refer to the reconciliation of non-GAAP measures to GAAP measures included herein.

Safe-Harbor Statement

This press release contains statements of a forward-looking nature, including, among other things, the Company’s unaudited operating results for 2012, expected new product introductions, the demand for orthopedic products in China, future prospects of the Company and the ability for the Company to realize its business plans for 2012. These forward-looking statements are not historical facts but instead represent only the Company’s belief regarding expected results and events, many of which, by their nature, are inherently uncertain and outside of the Company’s control. The actual results and other circumstances of the Company may differ, possibly materially, from the anticipated results and events indicated in these forward-looking statements. Announced results for the second quarter of 2012 are preliminary, unaudited and subject to audit adjustment. Adjustments to the financial statements may be identified when audit work is performed for the year-end audit, which could result in significant differences from this preliminary unaudited financial information. These statements are made under the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995, including certain plans, expectations, goals, and projections, which are subject to numerous assumptions, risks, and uncertainties. These forward-looking statements may include, but are not limited to, statements containing words such as “may,” “could,” “would,” “plan,” “anticipate,” “believe,” “estimate,” “predict,” “potential,” “expects,” “intends” and “future” or similar expressions. These forward-looking statements speak only as of the date of this press release and are subject to change at any time. These forward-looking statements are based upon management’s current expectations and are subject to a number of risks, uncertainties and contingencies, many of which are beyond the Company’s control that may cause actual results, levels of activity, performance or achievements to differ materially from any future results, levels of activity, performance or achievements expressed or implied by such forward-looking statements. The Company’s actual results could differ materially from those contained in the forward-looking statements due to a number of factors, including the Company’s beliefs regarding its strengths and strategies; the Company’s ability to expand its international business; the Company’s ability to develop and successfully market new products in China and internationally; the Company’s current expansion strategy, including its ability to expand its manufacturing and research and development facilities and capabilities and the Company’s future prospects, business development, results of operations and financial condition. The financial information contained in this release should be read in conjunction with the consolidated financial statements and notes thereto included in the Company’s annual report on Form 20-F for the fiscal year 2011, as filed with the Securities and Exchange Commission on April 30, 2012, and are available on the Securities and Exchange Commission’s website at www.sec.gov. For additional information on these and other important factors that could adversely affect our business, financial condition, results of operations, and prospects, please see “Risk Factors” that begins on page 6 of the Company’s annual report for fiscal year 2011 and in documents subsequently filed by the Company from time to time with the Securities and Exchange Commission, which can be found on the Company’s website at www.kanghui.com or at www.sec.gov.

Investor Relations Contact Information

Asia Bridge Capital Limited

Wendy Sun

Tel:	86-10-8556-9033 (China)
1-888-321-2558 (U.S.)

Email: wendy.sun@asiabridgegroup.com

China Kanghui Holdings

Summary – Second Quarter of 2012

(RMB in thousands, except for per share data and per ADS data)

	Three Months Ended June 30,		Six Months Ended June 30,
	2011	2012	2011	2012
	Unaudited	Unaudited	Unaudited	Unaudited
Net revenue	81,758	101,101	149,733	183,814
Gross profit	58,049	71,882	106,765	130,454
Non-GAAP gross profit	58,098	72,034	106,864	130,639
Operating income	30,374	38,721	60,178	70,207
Non-GAAP operating income	31,912	43,087	63,133	77,534
Net income attributable to China Kanghui Holdings	27,879	34,766	49,848	64,475
Non-GAAP net income	29,417	39,132	52,803	71,802
Earnings per share – basic	0.20	0.25	0.36	0.46
Earnings per share – diluted	0.18	0.22	0.33	0.41
Earnings per ADS – basic	1.21	1.48	2.17	2.75
Earnings per ADS – diluted	1.09	1.33	1.96	2.49
Non-GAAP earnings per share – basic	0.20	0.28	0.38	0.51
Non-GAAP earnings per share – diluted	0.18	0.25	0.35	0.46
Non-GAAP earnings per ADS – basic	1.23	1.67	2.30	3.06
Non-GAAP earnings per ADS – diluted	1.11	1.50	2.08	2.77

– Revenue By Product Category
Trauma	47,452	59,450	89,482	111,022
Spine	26,260	32,686	45,454	58,579
OEM	8,046	8,863	14,797	14,111
Joint Reconstruction	—	102	—	102

– Revenue by Business Sector
Domestic	57,633	77,561	107,742	141,877
International	16,079	14,678	27,194	27,827
OEM	8,046	8,862	14,797	14,110

China Kanghui Holdings

Consolidated Balance Sheets

(Expressed in thousands)

	As of December 31, 2011	As of June 30, 2012
	RMB Audited	RMB Unaudited	US$ Unaudited

Assets
Current assets:
Cash and cash equivalents	380,092	432,055	68,008
Bills receivable	5,873	4,130	650
Short-term investments	76,998	10,300	1,621
Accounts receivable, net	87,578	136,619	21,505
Inventories, net	110,907	134,280	21,136
Prepayments and other current assets	13,428	13,521	2,131
Deferred tax assets	9,090	12,124	1,908
Amount due from related parties	5,672	4,189	659

Total current assets	689,638	747,218	117,618

Non-current assets:
Property, plant and equipment, net	259,825	316,325	49,791
Intangible assets, net	62,026	59,857	9,422
Prepaid land lease payments	22,812	22,569	3,552
Goodwill	155,341	155,341	24,452
Long-term investments	25,204	25,412	4,000
Deposits for non-current assets	4,731	5,598	881
Deferred tax assets	2,444	2,335	368
Other assets, non-current	257	34	5

Total non-current assets	532,640	587,471	92,471

Total assets	1,222,278	1,334,689	210,089

Liabilities and equity
Current liabilities:
Accounts payable	19,278	23,812	3,748
Accrued expenses and other liabilities	65,388	98,626	15,524
Income tax payable	5,800	8,594	1,353
Uncertain tax positions	4,197	4,727	744
Amount due to related parties	1,137	1,312	207

Total current liabilities	95,800	137,071	21,576

Non-current liabilities:
Deferred government grants	6,409	3,827	602
Deferred tax liabilities	14,857	14,474	2,278

Total non-current liabilities	21,266	18,301	2,880

Total liabilities	117,066	155,372	24,456

Commitments and contingencies
Equity:

Ordinary shares (par value of US$0.001 per share; 1,000,000,000 shares authorized as of December 31, 2011 and June 30, 2012 (unaudited); 140,401,842 shares issued and outstanding as of December 31, 2011 and 141,204,612 shares issued and outstanding as of June 30, 2012 (unaudited))	1,022	1,027	162

Additional paid-in capital	912,972	922,625	145,227
Accumulated other comprehensive loss	(19,604)	(18,954)	(2,983)
Statutory reserves	45,417	45,417	7,149
Retained earnings	156,387	220,862	34,765

Total China Kanghui Holdings shareholders’ equity	1,096,194	1,170,977	184,320
Non-controlling interests	9,018	8,340	1,313

Total equity	1,105,212	1,179,317	185,633

Total liabilities and equity	1,222,278	1,334,689	210,089

China Kanghui Holdings

Consolidated Statements of Comprehensive Income

Expressed in thousands, except for number of shares and per share data

	Three Months Ended June 30,			Six Months Ended June 30,
	2011	2012		2011	2012
	RMB	RMB	US$	RMB	RMB	US$
	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited

Net revenue	81,758	101,101	15,914	149,733	183,814	28,933
Cost of revenue	(23,709)	(29,219)	(4,599)	(42,968)	(53,360)	(8,399)

Gross profit	58,049	71,882	11,315	106,765	130,454	20,534

Operating expenses
Selling expenses	(11,750)	(11,648)	(1,833)	(18,738)	(21,408)	(3,370)
General and administrative expenses	(14,126)	(18,131)	(2,854)	(24,548)	(32,338)	(5,090)
Research and development expenses	(1,799)	(3,382)	(532)	(3,301)	(6,501)	(1,023)

Operating income	30,374	38,721	6,096	60,178	70,207	11,051
Interest income	2,529	3,274	515	4,248	7,141	1,124
Government grants	484	132	21	3,190	283	45
Other income	848	477	75	993	962	151
Other expenses	(511)	(1,471)	(232)	(908)	(1,828)	(288)
Foreign exchange (loss) gain	(2,333)	25	4	(5,341)	(146)	(23)

Income before income taxes	31,391	41,158	6,479	62,360	76,619	12,060
Income taxes	(3,779)	(6,498)	(1,023)	(12,761)	(12,822)	(2,018)

Net income	27,612	34,660	5,456	49,599	63,797	10,042
Net loss attributable to non-controlling interests	267	106	17	249	678	107

Net income attributable to China Kanghui Holdings	27,879	34,766	5,473	49,848	64,475	10,149

Earnings per share
Basic	0.20	0.25	0.04	0.36	0.46	0.07
Diluted	0.18	0.22	0.04	0.33	0.41	0.07

Shares used in earnings per share computation
Basic	138,702,487	140,757,363	140,757,363	137,770,862	140,598,892	140,598,892
Diluted	153,748,894	156,262,908	156,262,908	152,290,642	155,615,320	155,615,320

Other comprehensive (loss) income, net of tax[4]
Foreign currency translation adjustments	(271)	692	109	(474)	650	102

Total other comprehensive (loss) income, net of tax	(271)	692	109	(474)	650	102

Comprehensive income attributable to China Kanghui Holdings	27,608	35,458	5,582	49,374	65,125	10,251

Share-based compensation charges incurred during the period related to:

Cost of revenue	49	152	24	99	185	29
Selling expenses	109	468	74	221	604	95
General and administrative expenses	1,330	3,604	567	2,537	6,366	1,002
Research and development expenses	50	142	22	98	172	27

Total	1,538	4,366	687	2,955	7,327	1,153

China Kanghui Holdings

Reconciliations of Non-GAAP Results to GAAP Results of Operations

(RMB in thousands, except for share, ADS, per share data and per ADS data)

	Three Months Ended June 30,		Six Months Ended June 30,
	2011	2012	2011	2012
	Unaudited	Unaudited	Unaudited	Unaudited

Net revenue	81,758	101,101	149,733	183,814

Non-GAAP net income	29,417	39,132	52,803	71,802
Non-GAAP net margin	36.0%	38.7%	35.3%	39.1%
Share-based compensation	(1,538)	(4,366)	(2,955)	(7,327)

GAAP net income	27,879	34,766	49,848	64,475
GAAP net margin	34.1%	34.4%	33.3%	35.1%

Non GAAP earnings per share – basic	0.20	0.28	0.38	0.51
Non GAAP earnings per share – diluted	0.18	0.25	0.35	0.46
Non GAAP earnings per ADS – basic	1.23	1.67	2.30	3.06
Non GAAP earnings per ADS – diluted	1.11	1.50	2.08	2.77

GAAP earnings per share – basic	0.20	0.25	0.36	0.46
GAAP earnings per share – diluted	0.18	0.22	0.33	0.41
GAAP earnings per ADS – basic	1.21	1.48	2.17	2.75
GAAP earnings per ADS – diluted	1.09	1.33	1.96	2.49

Shares used in computation of:
Basic earnings per share	138,702,487	140,757,363	137,770,862	140,598,892
Diluted earnings per share	153,748,894	156,262,908	152,290,642	155,615,320
Basic earnings per ADS	23,117,081	23,459,561	22,961,810	23,433,149
Diluted earnings per ADS	25,624,816	26,043,818	25,381,774	25,935,887

Non-GAAP operating income	31,912	43,087	63,133	77,534
Non-GAAP operating margin	39.0%	42.6%	42.2%	42.2%
Share-based compensation	(1,538)	(4,366)	(2,955)	(7,327)

GAAP operating income	30,374	38,721	60,178	70,207
GAAP operating margin	37.2%	38.3%	40.2%	38.2%

Non-GAAP gross profit	58,098	72,034	106,864	130,639
Non-GAAP gross margin	71.1%	71.2%	71.4%	71.1%
Share-based compensation	(49)	(152)	(99)	(185)

GAAP gross profit	58,049	71,882	106,765	130,454
GAAP gross margin	71.0%	71.1%	71.3%	71.0%